

03002813

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

HB 3/03/03

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FEB 2 4 2003
207

ANNUAL AUDITED REPORT
FORM X-17A-5

SEC FILE NUMBER
8-35853

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2002__ AND ENDING __December 31, 2002__
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TFG Equities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (DO NOT USE P.O. BOX. NO.)

1801 Clint Noore Road, Suite 210
                                     (No. and Street)
Boca Raton, FL   33487
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis H. Blackinton   561-998-0700
                                              (Area Code - Telephone No.)

A. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reznick Fedder & Silverman   301-652-9100
     (Name - if individual, state last, first, middle name)

7700 Old Georgetown Road   Bethesda   MD   20814-6224
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410(2-89)



OATH OR AFFIRMATION

I, _____Dennis H. Blackinton_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _TFG Equities, Inc._____, as of __December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President
Title

REGINA E. HILL
Notary Public - State of Florida
My Commission Expires Jun 26, 2005
Commission # DD021231

Notary Public

This report II contains (check all applicable boxes):

[XX]   (a)   Facing page.

[XX]   (b)   Statement of Financial Condition.

[XX]   (c)   Statement of Income (Loss).

[XX]   (d)   Statement of Changes in Financial Condition. (Statement of cash flows)

[XX]   (e)   Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital

[ ]   (f)   Statement of Changes in Liabilities Subordinated to Claims of Creditors.

[XX]   (g)   Computation of Net Capital

[XX]   (h)   Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

[ ]   (i)   Information Relating to the Possession or control Requirements Under Rule 15c3-3.

[ ]   (j)   A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

[ ]   (k)   A Reconciliation between the audited and unaudited Statements of Financial Condition with Respect to methods of consolidation.

[XX]   (l)   An Oath or Affirmation.

[XX]   (m)   A copy of the SIPC Supplemental Report.

[ ]   (n)   A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

[XX]   (o)   Independent Auditors' Report of Internal Accounting Control.

[ ]   (p)   Schedule of Segregation Requirements and Funds in Segregation - Customers' Regulated Commodity Futures Account Pursuant to rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 140.17a-5(e)(3).*

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

TFG EQUITIES, INC.

DECEMBER 31, 2002

TFG Equities, Inc.

TABLE OF CONTENTS



Reznick Fedder & Silverman
Certified Public Accountants • A Professional Corporation

7700 Old Georgetown Road, Suite 400
Bethesda, MD 20814-6224
301.652.9100 Phone
301.652.1848 Fax
www.rfs.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
TFG Equities, Inc.

We have audited the accompanying statement of financial condition of TFG Equities, Inc. as of December 31, 2002, and the related statements of loss, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TFG Equities, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reznick Fedder & Silverman

Bethesda, Maryland
January 31, 2003

ATLANTA • BALTIMORE • BETHESDA • CHARLOTTE

TFG Equities, Inc.

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS

Current assets		
Cash	$	18,482
Investments		3,300
Fixed assets		
Furniture, fixtures and equipment, net of accumulated depreciation of $9,390		241
Total assets	$	22,023

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities		
Accounts payable	$	1,778
Total liabilities		1,778
Stockholder's equity		
Common stock, $1 par value; 10,000 shares authorized; 5,000 shares issued and outstanding		5,000
Additional paid-in capital		1,184,378
Accumulated deficit		(1,169,133)
Total stockholder's equity		20,245
	$	22,023

See notes to financial statements

TFG Equities, Inc.

STATEMENT OF LOSS

Year ended December 31, 2002

Revenue		
Syndication and consulting fees	$	419,712
Interest income		1,348
Total revenue		421,060
Expenses		
Salaries and payroll taxes		378,869
Employee benefits		22,992
Depreciation		856
Dues and subscriptions		516
Legal and accounting fees		2,700
Office and administrative		100
Consulting		27,018
NASD and other fees		5,950
Total expenses		439,001
Net loss	$	(17,941)

See notes to financial statements

TFG Equities, Inc.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year ended December 31, 2002

| | Common Stock | | Additional | Accumulated | |
	Shares	Amount	paid-in capital	deficit	Total
Balance, beginning	5,000	$ 5,000	$ 1,049,378	$ (1,037,192)	$ 17,186
Capital contributions	-	-	135,000	-	135,000
Distributions	-	-	-	(114,000)	(114,000)
Net loss	-	-	-	(17,941)	(17,941)
Balance, ending	5,000	$ 5,000	$ 1,184,378	$ (1,169,133)	$ 20,245

See notes to financial statements

- 8 -

TFG Equities, Inc.

STATEMENT OF CASH FLOWS

Year ended December 31, 2002

Cash flows from operating activities		
Net income	$	(17,941)
Adjustment to reconcile net loss to net cash used in operating activities		
Depreciation		856
Increase in accounts payable		1,006
Net cash used in operating activities		(16,079)
Cash flows from financing activities		
Capital contributions		135,000
Distributions to shareholders		(114,000)
Net cash provided by financing activities		21,000
Net increase in cash		4,921
Cash, beginning		13,561
Cash, ending	$	18,482

See notes to financial statements

TFG Equities, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

TFG Equities, Inc. (the "Company") was organized as a Massachusetts corporation on April 2, 1986, pursuant to Chapter 156B of the Massachusetts general laws, to engage in and carry on the business of a broker/dealer in securities, including but not limited to the buying and selling of, dealing and trading in, acquiring and disposing of, in every lawful manner whatsoever, as principal or as agent, any and all negotiable and nonnegotiable instruments or securities; to conduct financial research and to provide consulting services; to act as a general partner of limited partnerships, and in general, to carry on all businesses and activities permitted to corporations organized under the provisions of Chapter 156B wherever the same may lawfully be done. The Company will limit its broker/dealer operations to those described in Paragraphs (a)(2)(ii), (iii) and (iv) of Rule 15c3-1 of the Securities Exchange Act of 1934. More specifically, securities activities will be limited to the sale of limited partnership interests such that customer funds or securities are not handled by the Company.

Investment

The Company's investment is classified as available for sale and is carried at fair market value.

Revenue Recognition

Fees are recognized by the Company when earned.

Fixed Assets

Fixed assets are carried at cost. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives by use of the straight-line method.

Income Taxes

No income taxes have been provided as the Company has elected to be taxed as an S corporation. The Company's income or loss is allocated to the stockholder for income tax purposes. If the Company's income tax returns are examined by the Internal Revenue Service or state taxing authority and such an examination results in a change in the Company's taxable income (loss), such change will be reported to the stockholder.

TFG Equities, Inc.

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2002

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the "Net Capital Rule" of the Securities and Exchange Act of 1934 which requires that the aggregate indebtedness shall not exceed 15 times net capital, as defined. At December 31, 2002, the Company's net capital was $16,704 and the required net capital was $5,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2002 was 10.64%.

NOTE C - RELATED PARTY TRANSACTIONS

SFGP Limited Partnership, an affiliate of the Company, received reimbursements for payroll and payroll related costs. Such fees charged to operations during 2002 were $378,869.

SUPPLEMENTAL INFORMATION

TFG Equities, Inc.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

December 31, 2002

COMPUTATION OF NET CAPITAL

Total stockholder's equity from statement of financial condition	$	20,245
Deduction and/or charges:		
Nonallowable assets from statement of financial condition and haircuts		
Fixed assets		241
Investments		3,300
Net capital	$	16,704

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required	$	5,000
Net capital		16,704
Excess net capital	$	11,704
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	16,526

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$	1,778
Ratio of aggregate indebtedness to net capital		10.64%

There are no material differences between the above computation and the Company's corresponding unaudited filing.

TFG Equities, Inc.

EXEMPTION FROM REQUIREMENTS UNDER RULE 15c3-3

The Company claims exemption under provisions of Rule 15c3-3(k)(2)(i), and was in compliance with the conditions of such exemption.

The Company is not required to furnish information relating to possession or control requirements because it is exempt from Rule 15c3-3.

TFG Equities, Inc.

SIPC ASSESSMENT

The Company, as a member of the Securities Investor Protection Corporation, has been assessed $150 for the year ended December 31, 2002. This assessment has been paid as of December 31, 2002.



Reznick Fedder & Silverman
Certified Public Accountants • A Professional Corporation

7700 Old Georgetown Road, Suite 400
Bethesda, MD 20814-6224
301.652.9100 Phone
301.652.1848 Fax
www.rfs.com

INDEPENDENT AUDITORS' REPORT
ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
TFG Equities, Inc.

In planning and performing our audit of the financial statements and supplemental information of TFG Equities, Inc. (the "Company"), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

- 16 -

ATLANTA • BALTIMORE • BETHESDA • CHARLOTTE

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reginald Todds & Silverman

Bethesda, Maryland
January 31, 2003